Exhibit 99.1
News Release
JBT Corporation
70 W. Madison
Suite 4400
Chicago, IL 60602

JBT Corporation Reports Second Quarter 2024 Results and Updates Full Year 2024 Guidance

Second Quarter Highlights: (Results are from continuing operations with comparisons to the prior year period)
◦Strong orders of $437 million, just below all-time record
◦Revenue of $402 million decreased 6 percent; expect full year revenue growth of 3 - 5%
◦Income from continuing operations of $31 million and earnings per share of $0.95 increased 8 percent and 7 percent, respectively
◦Adjusted earnings per share of $1.05 increased 8 percent
◦Formally issued voluntary takeover offer for the combination with Marel hf. (Marel)

CHICAGO, July 30, 2024 - JBT Corporation (NYSE: JBT), a leading global technology solutions provider to high-value segments of the food & beverage industry, today reported results for the second quarter of 2024.

"As expected, JBT's second quarter orders improved sequentially driven primarily by an initial recovery in equipment demand from North American poultry customers and continued strength in warehouse automation," said Brian Deck, President and Chief Executive Officer. "Our second quarter revenue fell short of our expectations, much of which we expect will be recovered in the back half of the year."

Comparisons in this news release are to the comparable period of the prior year, unless otherwise noted. An earnings presentation with supplemental information is also available on the Company's Investor Relations website at https://ir.jbtc.com/events-and-presentations/.

Second Quarter 2024 Results

AeroTech's financial results were transitioned to discontinued operations beginning in the second quarter of 2023, and prior period financial results have been recast accordingly. The below paragraphs reflect JBT's results from continuing operations.

"Our second quarter results were impacted by a shortfall in revenue, due in part to the performance of book and ship orders and a temporary delay in progress on over time projects and aftermarket parts orders from a system upgrade," said Matt Meister, Executive Vice President and Chief Financial Officer. "With the system implementation now stabilized and our expected strong backlog conversion in the second half of the year, we are anticipating double-digit year-over-year revenue growth in both the third and fourth quarter."

Second quarter 2024 revenue of $402 million decreased 6 percent year over year with a 1 percent unfavorable impact from foreign exchange translation. Income from continuing operations of $31 million increased 8 percent. Included in income from continuing operations was a $9 million net interest expense benefit and $9 million in discrete tax benefits.

Adjusted EBITDA of $64 million decreased 11 percent and adjusted EBITDA margin of 15.8 percent declined 90 basis points as the benefits from restructuring and supply chain initiatives were more than offset by the impact of lower volume. Sequentially, revenue and adjusted EBITDA improved 3 percent and 11 percent, respectively.

During the second quarter of 2024, JBT realized approximately $3 million in restructuring savings and achieved cumulative annual run-rate cost savings of approximately $17 million exiting the quarter. Diluted earnings per share (EPS) of $0.95 increased 7 percent, and adjusted EPS of $1.05 increased 8 percent.

Second quarter 2024 backlog totaled $697 million, and orders were $437 million. Orders improved 13 percent sequentially driven by an increase in equipment demand from North American poultry customers and fruit and vegetable processing, along with continued strength in warehouse automation. North American poultry market fundamentals are stabilizing and customer profitability continues to strengthen, and as a result, JBT expects continued improvement in equipment demand within this market in the second half of 2024.

JBT generated year to date operating cash flow from continuing operations of $32 million and free cash flow of $14 million. JBT's net leverage ratio was 0.6x net debt to trailing twelve months adjusted EBITDA.

2024 Outlook

JBT updated its year-over-year revenue growth guidance to 3 to 5 percent, primarily reflecting year-to-date performance, which is partially offset by additional warehouse automation growth in the back half of 2024. As a result of the revenue update, the Company narrowed its full year 2024 guidance for adjusted EBITDA and EPS. The Company is maintaining its adjusted EBITDA margin forecast and is expecting margins to improve sequentially in both the third and fourth quarter of 2024.

For the full year 2024, JBT now expects to incur approximately $40 million in pre-closing M&A costs related to the combination with Marel. The Company updated its guidance for income from continuing operations and GAAP EPS to reflect the estimate for M&A costs.

Guidance
$ millions except EPS	FY 2024
Revenue	$1,715 - $1,750
Income from continuing operations	$137 - $146
Adjusted EBITDA(1)	$295 - $305
Adjusted EBITDA margin	17.0 - 17.5%
GAAP EPS	$4.25 - $4.55
Adjusted EPS(1)	$5.05 - $5.35

(1) Non-GAAP figure. Please see supplemental schedules for adjustments and reconciliations.

Combination with Marel

On June 24, 2024, JBT formally issued the voluntary takeover offer to acquire all issued and outstanding shares of Marel (ICL: Marel). Subject to a proration feature, Marel shareholders will have the option to elect to receive either all cash, all JBT common stock, or a combination of cash and JBT common stock in respect of each Marel share. This proration feature will result in an overall consideration mix of approximately 65 percent stock and approximately 35 percent cash. Marel shareholders will receive, in the aggregate, €950 million in cash and hold approximately a 38 percent ownership interest in the combined company. The offer will expire on September 2, 2024, unless such offer period is extended in accordance with the terms of the definitive agreement between JBT and Marel.

JBT and Marel continue to make meaningful progress on the requirements to close the transaction and are beginning integration planning to ensure alignment and day one readiness. The waiting period for JBT and Marel’s filing under the U.S. Hart-Scott-Rodino Act expired and work to obtain other required approvals under competition and similar laws is in process. JBT and Marel have submitted filing materials in all relevant jurisdictions and are now engaging with regulators on follow up questions and requests. On August 8, 2024, JBT will hold a special meeting of its stockholders to, among other things, vote on a proposal to approve the issuance of JBT common stock to Marel shareholders in connection with the transaction. The Company is also actively working on the secondary listing application for Nasdaq Iceland. JBT continues to plan for a transaction close by year end 2024.

Second Quarter 2024 Earnings Conference Call

A conference call is scheduled for 11:00 a.m. ET on Wednesday, July 31, 2024, to discuss second quarter 2024 results. Participants may access the conference call through online registration at https://registrations.events/direct/Q4I767664. A simultaneous webcast and audio replay of the call will be available on the Company’s Investor Relations website at https://ir.jbtc.com/events-and-presentations/.

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JBT Corporation (NYSE: JBT) is a leading global technology solutions provider to high-value segments of the food & beverage industry. JBT designs, produces and services sophisticated products and systems for a broad range of end markets, generating roughly one-half of its annual revenue from recurring parts, service, rebuilds, and leasing operations. JBT employs approximately 5,100 people worldwide and operates sales, service, manufacturing and sourcing operations in more than 25 countries. For more information, please visit www.jbtc.com.

This release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties that are beyond JBT’s ability to control. These forward-looking statements include, among others, statements relating to our business and our results of operations, a potential transaction with Marel, our strategic plans, our restructuring plans and expected cost savings from those plans, and our liquidity. The factors that could cause our actual results to differ materially from expectations include, but are not limited to, the following factors: the occurrence of any event, change or other circumstances that could give rise to the termination or abandonment of the Offer; the expected timing and likelihood of completion of the proposed transaction with Marel, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the Offer that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that our stockholders may not approve the issuance of new shares of common stock in the Offer; the risk that Marel and/or JBT may not be able to satisfy the conditions to the Offer in a timely manner or at all; the risk that the Offer and its announcement could have an adverse effect on the ability of JBT and Marel to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, and on their operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of Marel and JBT, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or that it may take longer than expected to achieve those synergies; fluctuations in our financial results; unanticipated delays or accelerations in our sales cycles; deterioration of economic conditions, including impacts from supply chain delays and reduced material or component availability; inflationary pressures, including increases in energy, raw material, freight and labor costs; disruptions in the political, regulatory, economic and social conditions of the countries in which we conduct business; changes to trade regulation, quotas, duties or tariffs; fluctuations in currency exchange rates; changes in food consumption patterns; impacts of pandemic illnesses, food borne illnesses and diseases to various agricultural products; weather conditions and natural disasters; the impact of climate change and environmental protection initiatives; acts of terrorism or war, including the ongoing conflicts in Ukraine and the Middle East; termination or loss of major customer contracts and risks associated with fixed-price contracts, particularly during periods of high inflation; customer sourcing initiatives; competition and innovation in our industries; our ability to develop and introduce new or enhanced products and services and keep pace with technological developments; difficulty in developing, preserving and protecting our intellectual property or defending claims of infringement; catastrophic loss at any of our facilities and business continuity of our information systems; cyber-security risks such as network intrusion or ransomware schemes; loss of key management and other personnel; potential liability arising out of the installation or use of our systems; our ability to comply with U.S. and international laws governing our operations and industries; increases in tax liabilities; work stoppages; fluctuations in interest rates and returns on pension assets; a systemic failure of the banking system in the United States or globally impacting our customers' financial condition and their demand for our goods and services; availability of and access to financial and other resources; the risk factors discussed in our proxy statement/prospectus filed pursuant to Rule 424(b) under the Securities Act (File No. 333-279438) on June 25, 2024, forming part of the Registration Statement on Form S-4, initially filed by us on May 15, 2024 and declared effective on June 25, 2024; and other factors described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in JBT’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (the "SEC") and in any subsequently filed Quarterly Reports on Form 10-Q. JBT cautions shareholders and prospective investors that actual results may differ materially from those indicated by the forward-looking statements. JBT undertakes no obligation to publicly update or revise any forward-looking statements whether as a result of new information, future developments, subsequent events or changes in circumstances or otherwise.

JBT provides non-GAAP financial measures in order to increase transparency in our operating results and trends. These non-GAAP measures eliminate certain costs or benefits from, or change the calculation of, a measure as calculated under U.S. GAAP. By eliminating these items, JBT provides a more meaningful comparison of our ongoing operating results, consistent with how management evaluates performance. Management uses these non-GAAP measures in financial and operational evaluation, planning and forecasting.

These calculations may differ from similarly-titled measures used by other companies. The non-GAAP financial measures disclosed are not intended to be used as a substitute for, nor should they be considered in isolation of, financial measures prepared in accordance with U.S. GAAP.

Important Notices

This release is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In particular, this release is not an offer of securities for sale in the United States, Iceland, the Netherlands or Denmark.

Note to U.S. Shareholders

It is important that U.S. shareholders understand that the Offer and any related offer documents are subject to disclosure and takeover laws and regulations in Iceland and other European jurisdictions, which may be different from those of the United States. The Offer will be made in compliance with the U.S. tender offer rules, including Regulation 14E under the Exchange Act, and any exemption available to JBT in respect of securities of foreign private issuers provided by Rule 14d-1(d) under the Exchange Act.

Important Additional Information

No offer of JBT securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption from registration, and applicable European regulations, including the Icelandic Prospectus Act no. 14/2020 and the Icelandic Takeover Act no. 108/2007 on takeovers. In connection with the Offer, JBT filed with the SEC a registration statement on Form S-4 (No. 333-279438) (the “Registration Statement”) that included a proxy statement/prospectus (the “Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on June 25, 2024, and JBT commenced the mailing of the Proxy Statement/Prospectus to its stockholders on June 25, 2024. Additionally, JBT filed with the Financial Supervisory Authority of the Central Bank of Iceland (the “FSA”) an offer document and a prospectus, which have been approved by the FSA and which have been published.

SHAREHOLDERS OF JBT AND MAREL ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE PROSPECTUS, AND THE OFFER DOCUMENT, AS APPLICABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR THE FSA CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

JBT and Marel shareholders may obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about JBT, without charge, at the SEC’s website at www.sec.gov, and on JBT’s website at https://ir.jbtc.com/overview/default.aspx. You may obtain a free copy of the prospectus on the FSA’s website at www.fme.is and on JBT’s website at https://www.jbtc.com/jbt-marel-offer-launch/ as well as a free copy of the offer document.

Participants in the Solicitation

JBT and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of JBT’s common stock in respect of the Offer. Information about the directors and executive officers of JBT is set forth in the proxy statement for JBT’s 2024 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2024, and in the other documents filed after the date thereof by JBT with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the Offer. You may obtain free copies of these documents as described in the preceding paragraph.

Investors & Media:

Kedric Meredith
(312) 861-6034
kedric.meredith@jbtc.com

Marlee Spangler
(312) 861-5789
marlee.spangler@jbtc.com

JBT CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited and in millions, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Revenue	$402.3	$427.7	$794.6	$816.2
Cost of sales	259.1	280.5	511.1	536.1
Gross profit	143.2	147.2	283.5	280.1
Gross profit %	35.6%	34.4%	35.7%	34.3%

Selling, general and administrative expense	116.2	100.4	226.3	204.1
Restructuring expense	0.2	2.5	1.3	3.3
Operating income	26.8	44.3	55.9	72.7
Operating income %	6.7%	10.4%	7.0%	8.9%

Pension expense, other than service cost	1.0	0.2	2.0	0.4
Interest (income) expense, net	(1.6)	7.1	(4.4)	13.6
Income from continuing operations before income taxes	27.4	37.0	58.3	58.7
Income tax (benefit) provision	(3.3)	8.6	4.8	13.2
Equity in net earnings of unconsolidated affiliate	—	—	(0.1)	—
Income from continuing operations	30.7	28.4	53.4	45.5
Income from discontinued operations, net of taxes	—	4.3	0.1	14.4
Net income	$30.7	$32.7	$53.5	$59.9

Basic earnings per share from:
Continuing operations	$0.96	$0.89	$1.67	$1.42
Discontinued operations	—	0.13	—	0.45
Net income	$0.96	$1.02	$1.67	$1.87

Diluted earnings per share from net income from:
Continuing operations	$0.95	$0.89	$1.66	$1.42
Discontinued operations	—	0.13	—	0.45
Net income	$0.95	$1.02	$1.66	$1.87

Weighted average shares outstanding:
Basic	32.0	32.0	32.0	32.0
Diluted	32.2	32.1	32.2	32.1

Other business information from continuing operations:
Inbound orders	$437.1	$445.4	$825.6	$851.3
Orders backlog			$697.2	$697.4

JBT CORPORATION
NON-GAAP FINANCIAL MEASURES
RECONCILIATION OF DILUTED EARNINGS PER SHARE TO ADJUSTED DILUTED EARNINGS PER SHARE
(Unaudited and in millions, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Income from continuing operations	$30.7	$28.4	$53.4	$45.5
Non-GAAP adjustments
Restructuring related costs(1)	0.2	2.5	1.3	3.3
M&A related costs(2)	14.5	1.1	19.7	3.6
Amortization of bridge financing debt issuance cost	1.2	—	1.2	—
Impact on tax provision from Non-GAAP adjustments(3)	(4.1)	(0.9)	(5.7)	(1.8)
Deferred tax benefit related to an internal reorganization	(8.8)	—	(8.8)	—
Adjusted income from continuing operations	$33.7	$31.1	$61.1	$50.6

Income from continuing operations	$30.7	$28.4	$53.4	$45.5
Total shares and dilutive securities	32.2	32.1	32.2	32.1
Diluted earnings per share from continuing operations	$0.95	$0.89	$1.66	$1.42

Adjusted income from continuing operations	$33.7	$31.1	$61.1	$50.6
Total shares and dilutive securities	32.2	32.1	32.2	32.1
Adjusted diluted earnings per share from continuing operations	$1.05	$0.97	$1.90	$1.58

(1) Costs incurred as a direct result of the restructuring program are excluded because they are not part of the ongoing operations of our underlying business.

(2) M&A related costs include integration costs, amortization of inventory step-up from business combinations, advisory and transaction costs for both potential and completed M&A transactions and strategy.

(3) Impact on tax provision was calculated using the enacted rate for the relevant jurisdiction for each period shown.

The above table reports adjusted income from continuing operations and adjusted diluted earnings per share from continuing operations, which are non-GAAP financial measures. We use these measures internally to make operating decisions and for the planning and forecasting of future periods, and therefore provide this information to investors because we believe it allows more meaningful period-to-period comparisons of our ongoing operating results, without the fluctuations in the amount of certain costs that do not reflect our underlying operating results.

JBT CORPORATION
NON-GAAP FINANCIAL MEASURES
RECONCILIATION OF INCOME FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA
(Unaudited and in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Income from continuing operations	$30.7	$28.4	$53.4	$45.5
Income tax (benefit) provision	(3.3)	8.6	4.8	13.2
Interest (income) expense, net	(1.6)	7.1	(4.4)	13.6
Depreciation and amortization	22.2	23.5	44.3	46.2
EBITDA from continuing operations	48.0	67.6	98.1	118.5
Restructuring related costs(1)	0.2	2.5	1.3	3.3
Pension expense, other than service cost(2)	1.0	0.2	2.0	0.4
M&A related costs(3)	14.5	1.1	19.7	3.6
Adjusted EBITDA from continuing operations	$63.7	$71.4	$121.1	$125.8

Total revenue	$402.3	$427.7	$794.6	$816.2
Adjusted EBITDA %	15.8%	16.7%	15.2%	15.4%

(1) Costs incurred as a direct result of the restructuring program are excluded because they are not part of the ongoing operations of our underlying business.

(2) Pension expense, other than service cost is excluded as it represents all non service-related pension expense, which consists of non-cash interest cost, expected return on plan assets and amortization of actuarial gains and losses.

(3) M&A related costs include integration costs, amortization of inventory step-up from business combinations, advisory and transaction costs for both potential and completed M&A transactions and strategy.

The above table reports EBITDA and Adjusted EBITDA, which are non-GAAP financial measures. Given the Company’s focus on growth through acquisitions, management believes EBITDA facilitates an evaluation of business performance while excluding the impact of amortization due to the step up in value of intangible assets, and the depreciation of fixed assets. We use Adjusted EBITDA internally to make operating decisions and believe that adjusted EBITDA is useful to investors as a measure of the Company’s operational performance and a way to evaluate and compare operating performance against peers in the Company's industry.

JBT CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited and in millions)

	June 30, 2024	December 31, 2023
Assets
Cash and cash equivalents	$474.3	$483.3
Trade receivables, net of allowances	311.5	288.9
Inventories	258.7	238.9
Other current assets	80.9	89.1
Total current assets	1,125.4	1,100.2
Property, plant and equipment, net	242.0	248.0
Other assets	1,322.7	1,362.2
Total assets	$2,690.1	$2,710.4

Liabilities and Stockholders' Equity
Accounts payable, trade and other	$135.6	$134.6
Advance and progress payments	150.1	172.0
Other current liabilities	157.2	177.8
Total current liabilities	442.9	484.4
Long-term debt, less current portion	647.6	646.4
Accrued pension and other post-retirement benefits, less current portion	22.0	24.6
Other liabilities	58.8	66.1

Common stock and additional paid-in capital	226.0	221.1
Retained earnings	1,510.6	1,463.6
Accumulated other comprehensive loss	(217.8)	(195.8)
Total stockholders' equity	1,518.8	1,488.9
Total liabilities and stockholders' equity	$2,690.1	$2,710.4

JBT CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited and in millions)

	Six Months Ended June 30,
	2024	2023
Cash flows from continuing operating activities
Net income	$53.5	$59.9
Less: Income from discontinued operations, net of taxes	0.1	14.4
Income from continuing operations	53.4	45.5

Adjustments to reconcile income to cash provided by operating activities
Depreciation and amortization	44.3	46.2
Stock-based compensation	7.8	4.6
Other	5.8	4.8

Changes in operating assets and liabilities
Trade accounts receivable, net	(29.8)	(15.5)
Inventories	(22.6)	0.1
Accounts payable, trade and other	2.7	(29.0)
Advance and progress payments	(16.8)	20.8
Other - assets and liabilities, net	(12.8)	(14.9)
Cash provided by continuing operating activities	32.0	62.6

Cash flows from continuing investing activities
Proceeds from sale of AeroTech, net	(2.6)	—
Acquisitions, net of cash acquired	—	(0.1)
Capital expenditures	(21.0)	(35.3)
Other	0.9	0.5
Cash required by continuing investing activities	(22.7)	(34.9)

Cash flows from continuing financing activities
Net payments for domestic credit facilities	—	(32.8)
Payment of debt issuance costs for Bridge Credit Agreement	(7.1)	—
Dividends	(6.4)	(6.4)
Other	(2.9)	(1.6)
Cash required by continuing financing activities	(16.4)	(40.8)

Net decrease in cash and cash equivalents from continuing operations	(7.1)	(13.1)
Net cash required by discontinued operations	(0.1)	(14.7)
Effect of foreign exchange rate changes on cash and cash equivalents	(1.8)	(0.6)
Net decrease in cash and cash equivalents	(9.0)	(28.4)

Cash and cash equivalents from continuing operations, beginning of period	483.3	71.7
Add: Cash and cash equivalents from discontinued operations, beginning of period	—	1.4
Add: Net decrease in cash and cash equivalents	(9.0)	(28.4)
Less: Cash and cash equivalents from discontinued operations, end of period	—	(1.9)
Cash and cash equivalents from continuing operations, end of period	$474.3	$42.8

JBT CORPORATION
NON-GAAP FINANCIAL MEASURES
FREE CASH FLOW
(Unaudited and in millions)

	Six Months Ended June 30,
	2024	2023
Cash provided by continuing operating activities	$32.0	$62.6
Less: capital expenditures	21.0	35.3
Plus: proceeds from disposal of assets	0.9	0.5
Plus: pension contributions	1.6	1.5
Free cash flow (FCF)	$13.5	$29.3

The above table reports free cash flow, which is a non-GAAP financial measure. We use free cash flow internally as a key indicator of our liquidity and ability to service debt, invest in business combinations, and return money to shareholders and believe this information is useful to investors because it provides an understanding of the cash available to fund these initiatives. For free cash flow purposes, we consider contributions to pension plans to be more comparable to payment of debt, and therefore exclude these contributions from the calculation of free cash flow.

JBT CORPORATION
NET DEBT CALCULATION
(Unaudited and in millions)

	As of Quarter Ended			Change From
	Q2 2024	Q4 2023	Q2 2023	Prior Year-End	Prior Year
Total debt	$647.6	$646.4	$949.6	$1.2	$(302.0)
Cash and marketable securities(1)	(474.3)	(483.3)	(42.8)	9.0	(431.5)
Net debt	$173.3	$163.1	$906.8	$10.2	$(733.5)

JBT CORPORATION
BANK TOTAL NET LEVERAGE RATIO CALCULATION
(Unaudited and in millions)

Q2 2024
Total debt	$647.6
Cash and marketable securities	(474.3)
Net debt	173.3
Other items considered debt under the credit agreement	14.3
Consolidated total indebtedness(1)	$187.6

Trailing twelve months Adjusted EBITDA from continuing operations	268.4
Other adjustments net to earnings under the credit agreement	1.6
Consolidated EBITDA(1)	$270.0

Bank total net leverage ratio (Consolidated Total Indebtedness / Consolidated EBITDA)	0.7

Total net debt to trailing twelve months Adjusted EBITDA from continuing operations	0.6

(1) As defined in the credit agreement.

JBT CORPORATION
NON-GAAP FINANCIAL MEASURES
RECONCILIATION OF DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS
TO ADJUSTED DILUTED EARNINGS PER SHARE GUIDANCE
(Unaudited and in cents)

Guidance
Full Year 2024
Diluted earnings per share from continuing operations	$4.25 - $4.55
Non-GAAP adjustments
Restructuring related costs(1)	0.03
M&A related costs(2)	1.24
Bridge financing fees and related costs(3)	0.11
Impact on tax provision from Non-GAAP adjustments(4)	(0.31)
Deferred tax benefit related to an internal reorganization(5)	(0.27)
Adjusted diluted earnings per share from continuing operations	$5.05 - $5.35

JBT CORPORATION
NON-GAAP FINANCIAL MEASURES
RECONCILIATION OF INCOME FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA GUIDANCE
(Unaudited and in millions)
Guidance
Full Year 2024
Income from continuing operations	$137.0 - $146.0
Income tax provision(4)	28.0 - 31.0
Interest income, net	(5.0 - 7.0)
Depreciation and amortization	~ 90.0
EBITDA from continuing operations	250.0 - 260.0
Restructuring related costs(1)	~ 1.0
Pension expense, other than service cost	~ 4.0
M&A related costs(2)	~ 40.0
Adjusted EBITDA from continuing operations	$295.0 - $305.0

(1) Restructuring related costs is estimated to be approximately $1 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share.

(2) M&A related costs is estimated to be approximately $40 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share.

(3) Bridge financing fees and related costs are estimated to be $3 - 4 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share.

(4) Impact on tax provision was calculated using the Company's effective tax rate of approximately 22 to 23%.

(5) Deferred tax benefit related to an internal reorganization is estimated to be $8 - 9 million for the full year 2024. The mid-point amount has been divided by our estimate of 32.2 million total shares and dilutive securities to derive earnings per share.